

Mail Stop 4720

November 17, 2015

Via E-mail
Mr. John C. Molina, J.D.
Chief Financial Officer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802

> **Re:** **Molina Healthcare, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed July 30, 2015**
> **File No. 1-31719**

Dear Mr. Molina:

We have reviewed your October 28, 2015 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements
12. Long-Term Debt, page 88

1. Refer to your response to Comment 1.
   - It is unclear how the $860,000 loss for the debt extinguishment was determined. Please provide us with an analysis of how this amount was calculated. Include in your analysis the reacquisition price of the debt and the net carrying amount of the extinguished debt and how you determined these amounts. Also include in the

analysis your consideration of the 1.7 million shares issued, the value ascribed to the shares and how it was determined. Refer to ASC 470-50-40.

- Tell us how the $21,963,000 credited to stockholders' equity was determined. Explain how the amount related to the convertible senior notes transaction and provide us your support in the accounting literature.
- Tell us the amount of the discount you recorded for the 1.625% Notes, how you determined it and your support in the accounting literature.

Form 10-Q for the quarterly period ended June 30, 2015

Marketplace Premium Stabilization Programs-Health Plans Segment, page 47

2. Please refer to your response to Comment 4:
   - You state that you record receivables or payables related to the 3Rs based on your year-to-date experience. For each program, please tell us what authoritative guidance you are using and why you determined that such reliance is appropriate. In addition, please tell us your classification of the amounts associated with each program within your statement of operations.
   - Please clarify the accounting policy for the medical loss ratio and your classification within the statement of operations when the minimum medical loss ratio is not met.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance